JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Fl

New York, NY 10004

October 26, 2016

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed September 21, 2016

File No. 333-213738

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, October 27, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from October 11, 2016 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated October 11, 2016 and October 25, 2016 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/ Eric Lord

Name: Eric Lord
Title: Head of Investment Banking/Underwritings